Sapiens Reports Results for the First Quarter 2014

Record Quarterly Revenue of $36.6 Million, Up 16.3% Year-Over-Year

Holon, Israel, May 12, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its financial results for the first quarter ended March 31, 2014.

First Quarter Financial and Business highlights include:

  Non- GAAP Revenue increased by 16.3% to $36.6 million from the first quarter of 2013
  Non- GAAP operating profit was $3.7 million compared to $3.4 million in the first quarter of 2013, an increase of 8.9%.
  Non-GAAP net income attributable to Sapiens' shareholders reached $3.4 million, compared to $3.4 million in the first quarter of 2013.
  Cash and cash equivalents as of March 31, 2014 was $75.0 million, and Sapiens has no outstanding financial debt.

Roni Al-Dor, President and CEO of Sapiens, commented: "This was a strong start to 2014, with significant growth across all of our products: L&P, P&C and Decision. We continue to gain market share, and are focused on geographic expansion while simultaneously selling deeper into our current customer base.
Over the past few quarters, we have been focused on expanding and enhancing our sales organization to further grow our customer base. We remain excited and confident about our opportunities in 2014 and beyond.”

Mr. Al-Dor concluded: "We reiterate our revenue guidance of the range of $154 million to $158 million for the full-year 2014."

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, May 12th, 2014 at 10:00 AM EDT, 17:00 Israel, to discuss the results.
To participate in the call, please dial in to the following numbers: United States 1.888.668.9141, International: +972.3.918.0609, UK: 0.800.917.5108 . The call will be webcast live on the Company’s website at http://www.sapiens.com/webcasts-presentations.htm. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1.888.295-2634, International +972.3.925 5901.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, Amortization of internal-use software development costs interest expense, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

Summary of Non-GAAP financial Information

	For the three months ended
	03/31/2014	03/31/2013
	(unaudited)	(unaudited)

Revenues	$36,628	$31,507
Gross profit	14,648	13,485
Operating profit	3,652	3,355
Net income attributable to Sapiens' shareholders	3,375	3,372
Adjusted EBITDA	4,020	3,617
Basic earnings per share	0.07	0.09
Diluted earnings per share	0.07	0.08

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)

Revenue	$36,628	$31,507
Cost of revenue	23,251	19,363

Gross profit	13,377	12,144

Operating Expenses:
Research and development, net	2,889	3,224
Selling, marketing, general and administrative	7,314	6,340
Total operating expenses	10,203	9,564

Operating income	3,174	2,580

Financial income, net	(46)	(285)
Taxes and other expenses, net	179	275

Net income	$3,041	$2,590

Attributable to non-controlling interest	19	(43)

Net income attributable to Sapiens' shareholders	$3,022	$2,633

Basic earnings per share	$0.07	$0.07

Diluted earnings per share	$0.06	$0.06

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	46,413	38,767
Diluted earnings per share	48,493	40,643

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	03/31/2014	03/31/2013

GAAP and Non-GAAP revenue	$36,628	$31,507

GAAP gross profit	$13,377	$12,144
Amortization of capitalized software	1,047	1,124
Amortization of other intangible assets	224	217
Non-GAAP gross profit	$14,648	$13,485

GAAP operating income	$3,174	$2,580
Gross profit adjustments	1,271	1,341
Capitalization of software development	(1,401)	(1,108)
Amortization of other intangible assets	337	328
Stock-based compensation	271	214
Non-GAAP operating income	$3,652	$3,355

GAAP net income attributable to Sapiens' shareholders	$3,022	$2,633
Operating income adjustments	478	775
Other	(125)	(36)
Non-GAAP net income attributable to Sapiens' shareholders	$3,375	$3,372

Non-GAAP basic earnings per share	$0.07	$0.09

Non-GAAP diluted earnings per share	$0.07	$0.08

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2014	2013
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$74,969	$70,313
Trade receivables, net	24,875	23,669
Other receivables and prepaid expenses	4,085	4,126
Deferred Taxes	2,389	2,420

Total current assets	106,318	100,528

LONG-TERM ASSETS:
Property and equipment, net	5,403	5,263
Severance pay fund	11,097	11,228
Other intangible assets, net	29,642	30,014
Other long-term assets	2,930	2,957
Goodwill	72,213	72,438

Total long-term assets	121,285	121,900

TOTAL ASSETS	$227,603	$222,428

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,448	$6,517
Accrued expenses and other liabilities	22,931	21,248
Deferred revenue	12,089	9,928

Total current liabilities	39,468	37,693

LONG-TERM LIABILITIES:
Other long-term liabilities	1,616	1,712
Accrued severance pay	12,447	12,615

Total long-term liabilities	14,063	14,327

EQUITY	174,072	170,408

TOTAL LIABILITIES AND EQUITY	$227,603	$222,428

SAPIENS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. Dollars in thousands

	For the three months ended
	03/31/2014	03/31/2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$3,041	$2,590
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,976	1,931
Stock-based compensation related to options issued employees	271	214
increase in trade receivables	(1,172)	(5,670)
Deferred tax assets	(27)	-
Decrease (Increase) in other operating assets	88	(1,335)
Increase (Decrease) in trade payables	(2,056)	2,963
Increase in other operating liabilities	1,738	278
Increase in deferred revenues	2,168	2,483
Severance pay	(31)	32
Net cash provided by operating activities	5,996	3,486

Cash flows from investing activities:
Purchase of property and equipment	(511)	(698)
Increase in capitalized software development costs	(1,401)	(1,108)
Increase in Restricted Cash	(57)	(344)
Net cash used in investing activities	(1,969)	(2,150)

Cash flows from financing activities:
Distribution of dividend	-	(5,802)
Proceeds from employee stock options exercised	727	1,145
Net cash provided by (used in) financing activities	727	(4,657)

Effect of exchange rate changes on cash and cash equivalents	(98)	(144)

Increase (decrease) in cash and cash equivalents	4,656	(3,465)
Cash and cash equivalents at the beginning of period	70,313	29,050

Cash and cash equivalents at the end of period	$74,969	$25,585